

June 14, 2010

via U.S. mail and facsimile

Mr. David H. Weiser, Senior Vice President and Assistant General Counsel
Ameriprise Financial, Inc.
55 Ameriprise Financial Center
Minneapolis, MN 55474

> **RE: Ameriprise Financial, Inc.**
> **Form 8-K Item 4.01**
> **Filed June 10, 2010**
> **File No. 1-32525**

Dear Mr. Weiser:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We understand from the Item 4.01 Form 8-K filed June 10, 2010 that PwC has been formally engaged as your new accountants beginning with the audit for the fiscal year ended December 31, 2011. We also understand from the Item 8.01 8-K filed May 24, 2010 that you have determined not to engage E&Y for audits of your financial statements beyond the fiscal year ended December 31, 2010. We remind you of your obligation to timely file an Item 4.01 Form 8-K to disclose the date on which you formally dismiss E&Y, along with the other disclosures required in Item 304(a)(1) of Regulation S-K. In the meantime, please confirm to us supplementally that, for the two most recent fiscal years through the date of your response, there have been no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to this comment within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant